SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

RELM WIRELESS CORPORATION

(Name of Subject Company)

CORPORATE OPPORTUNITIES FUND, L.P.

CORPORATE OPPORTUNITIES FUND (INSTITUTIONAL), L.P.

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

759525 10 8

(CUSIP Number of Class of Securities)

James C. Gale

SMM Corporate Management, LLC

126 East 56th Street, 24th Floor

New York, New York 10022

(212) 419-3906

(Name, address, and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

John T. Unger

Thompson & Knight, LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Corporate Opportunities Funds Agree with Rejection of Wireless Age Communications Unsolicited Proposal for RELM Wireless

New York, NY, July 26, 2004

The Corporate Opportunities Funds, which beneficially own approximately 25% of the common stock of RELM Wireless Corporation (OTC Bulletin Board: RELM), today announced that the Funds have no interest in the stock-for-stock merger proposal of Wireless Age Communications received by RELM on July 16, 2004. James C. Gale, chief investment officers for the Corporate Opportunities Funds, stated: “We do not believe that the proposal is the best interests of RELM or its shareholders, of which the Funds are one of the largest. The Funds believe that the interests of RELM and its shareholders and the future of RELM will be best served by RELM remaining independent and pursuing the strategy it currently has in place for enhancing its future growth and profitability.”

The Corporate Opportunities Funds are private equity funds associated with Sanders Morris Harris Inc. that focus on selected companies in health care, telecommunications and consumer products.

Additional Information

If Wireless Age Communications commences a tender offer for shares of RELM Wireless, RELM Wireless will be filing certain materials with the Securities and Exchange Commission, including a solicitation/recommendation statement on Schedule 14D-9. RELM STOCKHOLDERS ARE URGED TO READ THE SOLICITATION/ RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS CAN GET THE RECOMMENDATION AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEB SITE AT HTTP://WWW.SEC.GOV.

Contact:	James C. Gale, Managing Director of Sanders Morris Harris Inc. 1-212-419-3906